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Exhibit (a)(5)(E)

Simrad Yachting Completes Subsequent Offering Period in respect of Lowrance Shares

    •    Simrad Yachting Now Owns Approx. 95.6% of Lowrance's Outstanding Shares

        March 9, 2006—Simrad Yachting AS and Lowrance Electronics, Inc. (Nasdaq: LEIX) announced today that as of 12:00 Midnight, New York City time, on March 8, 2006, the tender offer conducted by Navico Acquisition Corp., Simrad Yachting's wholly owned subsidiary, for all of the outstanding shares of Lowrance common stock expired. According to the report of the depositary for the offer, as of the expiration of the offer, 4,911,856 shares of Lowrance common stock were validly tendered and not withdrawn, including 41,415 shares subject to guaranteed delivery. As a result of the offer, Simrad Yachting, through Navico, now owns approximately 95.6% of Lowrance's outstanding common stock.

        Navico will acquire all of the remaining outstanding shares of Lowrance common stock by means of a short-form merger under Delaware law. In this merger, Navico will merge with and into Lowrance and Lowrance will become a wholly owned subsidiary of Simrad Yachting. Each share of Lowrance's outstanding common stock will be cancelled and (except for shares held by Simrad Yachting, Navico or shareholders properly exercising dissenters' rights) will be converted into the right to receive $37.00 per share, net to the seller in cash without interest. Lowrance's common stock will cease to be quoted for trading on the Nasdaq National Market. Following the merger, detailed instructions will be mailed to Lowrance stockholders outlining the steps to be taken to obtain the merger consideration or exercise dissenters' appraisal rights under Delaware law.

        Lowrance is one of the world's largest providers of marine electronics to leisure boats and has a particularly strong presence in the fish finders and GPS navigation systems segments of the market. In addition to marine electronic products, Lowrance has produced for over 10 years hand held GPS mapping products for campers and hikers as well as GPS navigation systems for the automotive and aviation markets.

        Simrad Yachting is a leading provider of marine electronics to high-end leisure boats and smaller commercial vessels.

For further information, please contact:
Mr. Darrell Lowrance, Chairman and CEO, Lowrance Electronics, Inc., (918) 438-8702
Mr. Hugo Maurstad, Chairman of the Board, Simrad Yachting AS, telephone 011 47 901 04308

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Simrad Yachting Completes Subsequent Offering Period in respect of Lowrance Shares
• Simrad Yachting Now Owns Approx. 95.6% of Lowrance's Outstanding Shares